R.H. Daignault Law Corporation 1100 Melville Street, 6th Floor Vancouver, B.C., V6E 4A6, Canada Tel: 604.648.2511 Fax: 604.664.0671

MAIL STOP 3561

VIA EDGAR AND FAX U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-3561 Attention: Regina Balderas	Direct: 604.648.0527 E-mail: rene@rhdlawcorp.com October 6, 2006 Matter No.: 5009
Dear Ms. Balderas:

Re:  CyPacific Trading Inc. (now known as Pacific Gold Entertainment Inc.) (the “Company”)
Form 20-F for Fiscal Year Ended April 30, 2005 - Annual Report
Filed: October 31, 2005
File No. 333-107199

Further to my letter of September 1, 2006, enclosed is the letter from the Company with the requested acknowledgements.

Also, I confirm that I have filed this letter and the enclosed letter via EDGAR as a correspondence filing.

I trust the enclosed letter to be satisfactory. If you have any questions or require anything further please give me a call.

Yours truly,

R. H. Daignault Law Corp

Per: /s/ Rene H. Daignault

Rene Daignault
/rd
Enclosures

c: client

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Pacific Gold Entertainment Inc.
Suite #7, 534 Cambie Street
Vancouver, British Columbia
V6B 2N7 Canada

MAIL STOP 3561

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-3561 Attention: Regina Balderas	October 6, 2006

Dear Ms. Balderas:

Re:  CyPacific Trading Inc. (now known as Pacific Gold Entertainment Inc.) (the “Company”)
Form 20-F for Fiscal Year Ended April 30, 2005 - Annual Report
Filed: October 31, 2005
File No. 333-107199

Further to your comment letter of March 16, 2006, the Company acknowledges the following with respect to the information and disclosure provided in its Form 20-F - Annual Report for 2005 and in its response to your comment letter:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above meets with your satisfaction. If you have any questions or require anything further please give me a call.

Yours truly,

Pacific Gold Entertainment Inc.

Per: “Rene Daignault”

Rene Daignault
Corporate Secretary

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